Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2016 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2016 (the “2016 Form 18-K”), as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2016 Form 18-K, the information in this section replaces such information. No significant changes to the information provided in the 2016 Form 18-K have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2016 Form 18-K.

THE JAMAICAN ECONOMY

Repurchase of Outstanding10.625% Notes due 2017 and 8.000% Amortizing Notes due 2019

On August 9, 2016, the Government of Jamaica launched a liability management transaction consisting of a cash tender offer (the “Offer”) for any and all of its 10.625% Notes due 2017 (the “2017 Notes”) and 8.000% Amortizing Notes due 2019 (the “2019 Notes”). Concurrently with the Offer, the Government of Jamaica issued and sold U.S.$743,238,000 aggregate principal amount of 8.000% Amortizing Notes due 2039 in a reopening of Jamaica’s existing series of 8.000% Amortizing Notes due 2039 pursuant to an Underwriting Agreement, dated August 11, 2016, entered into among the Government of Jamaica, Citigroup Global Markets Inc. and Merrill Lynch, Pierce Fenner & Smith Incorporated, the proceeds of which were used to repurchase those 2017 Notes and 2019 Notes tendered in the Offer.

U.S.$313,772,242.00 aggregate principal amount of the 2017 Notes and U.S.$462,419,600.00 aggregate principal amount of the 2019 Notes were validly tendered and settled in the Offer on or prior to August 30, 2016.

After the final settlement of the Offer, the aggregate principal amount of 2017 Notes outstanding was U.S.$86,298,758.00 and the aggregate principal amount of 2019 Notes outstanding was U.S.$281,792,400.00.